November 1, 2013

Via Edgar and Facsimile

Mr. Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Blue Capital Reinsurance Holdings Ltd. Registration Statement on Form S-1 (SEC File No. 333-191586)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Deutsche Bank Securities Inc., Barclays Capital Inc. and UBS Securities LLC, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Blue Capital Reinsurance Holdings Ltd. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective on November 5, 2013, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,160 copies of the Company’s Preliminary Prospectus, dated October 29, 2013 through the date hereof, to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

dEUTSCHE bANK SECURITIES INC.
BARCLAYS CAPITAL INC.
UBS SECURITIES LLC

By: dEUTSCHE bANK SECURITIES INC.

By	/s/ Neil Abromavage
Name: Neil Abromavage
Title: Managing Director

By	/s/ Francis M. Windels
Name: Francis M. Windels
Title: Managing Director

By: BARCLAYS CAPITAL INC.

By	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By: UBS SECURITIES LLC

By	/s/ Michael Jamin
Name: Michael Jamin
Title: Managing Director

By	/s/ Tushar Virmani
Name: Tushar Virmani
Title: Director

For themselves and as Representatives of the
other Underwriters named in Schedule I of the
Underwriting Agreement.

[Blue Capital Reinsurance Holdings Ltd. (File No. 333-191586) – Underwriters’ Acceleration Request]